

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 4, 2007

Via U.S. Mail and Fax (402-458-2399)
Mr. Michael S. Dunlap
Chairman and Co-Chief Executive Officer
Nelnet, Inc.
121 South 13th Street, Suite 201
Lincoln, NE 68508

      RE: **Nelnet, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2006
               Filed March 1, 2007
               File No. 1-31924

Dear Mr. Dunlap:

      The Division of Corporation Finance has completed its review of your Form 10-K and related filings and does not, at this time, have any further comments.

                Sincerely,

                Larry Spirgel
                Assistant Director